July 19, 2021

CONFIDENTIAL TREATMENT REQUESTED BY STONE RIDGE TRUST

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust
Registration Statement on Form N-1A
File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”) and Stone Ridge Bitcoin Strategy Fund (the “Fund”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone or in writing on June 28, 2021 and by telephone on July 9, 2021 in connection with the Trust’s Post-Effective Amendment No. 76 (“PEA No. 76”) to the above-referenced registration statement on Form N-1A, filed with the Commission on May 12, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 76 is scheduled to become effective on July 26, 2021.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 77”). PEA No. 77 is marked to show changes made from PEA No. 76. For the convenience of the Staff, the comments have been summarized or, if provided in writing, repeated below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 76.

General

1.

Staff Comment: In recent conversations the Adviser has emphasized its view that the bitcoin futures market has developed and matured over time. The Adviser’s view appears to be that this development and maturation makes maintaining a bitcoin futures principal investment strategy in an open-end fund possible. In order to assist the Staff in considering this viewpoint and evaluating the Trust’s filing, please provide the Staff data supporting the Adviser’s assertion.

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THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

In doing so, with the influx of mutual funds in the bitcoin futures market, please provide data to the Staff, if possible, indicating the ability of this market to absorb additional and potentially significant demand. Would the potential new entrants modify trading patterns such that historical data would be less useful from an investment analysis or risk management perspective; if so, how does the Adviser plan on addressing?

Are there potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market that would limit the size of the Fund’s exposure to bitcoin futures – or the capacity for the Fund and multiple other registered funds? Please provide data analysis to support the Adviser’s conclusions.

Relatedly, is there the potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by the Fund and other funds with similar investment strategies?

Given that market liquidity remains an area of focus for the Staff, does the Fund have a plan to limit its size to assure that it can meet liquidity demands or that it does not become so large as to require more liquidity to meet potential redemptions than the market can provide. If yes, please describe. If not, why not?

Response: We are submitting under separate cover data supporting the view that the bitcoin futures market has developed and matured over time, which has made maintaining a bitcoin futures principal investment strategy in an open-end fund possible, as well as data indicating the ability of the market to absorb additional and potentially significant demand. The first table, labeled “Volume Table,” shows the annual spot bitcoin and futures volumes, the average daily futures volume in terms of contracts per day and the average futures open interest for 2016-2020 and year-to-date through June 30, 2021.

The Adviser believes the CME bitcoin futures market is able to support both the Fund and potential other entrants in a way that will not cause material disruption to the market. There are three factors that lead the Adviser to believe that this is the case.

First, the trading volume in CME bitcoin futures contracts is already significant, as the data we have provided shows, and the Fund’s trading activity will represent only a small fraction of this volume. CME position limits (discussed further below) will limit the size of the Fund and any potential new entrants that follow a similar investment strategy. The average daily trading volume year-to-date through June 30, 2021 is roughly 11,500 contracts per day, and the existing position limit is 2,000 spot month contracts, which means that any one fund (together with all other accounts required to be aggregated) could only hold 2,000 spot month bitcoin futures contracts, or approximately 17% of the average daily volume. The Fund does not generally anticipate, based on the Adviser’s experience advising other registered funds and its knowledge of the bitcoin and bitcoin futures markets, needing to close out, sell or redeem an amount of futures contracts that would significantly affect the market value of such futures contracts. The Adviser also believes the maximum size of each individual fund relative to the average daily trading volume will decline as the trading activity of new entrants increases the overall trading volume.

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Second, the trading volume in the bitcoin futures market has increased more than 1,000% over the past four years and more than 100% over the past year, and multiple indicators support the Adviser’s view that the bitcoin and bitcoin futures markets will continue to grow. According to the CME, more than 8,500 accounts have traded bitcoin futures contracts, and there was a large increase in the number of accounts in late 2020 and early 2021 as institutional interest grew. The CME also stated that average daily open interest was up 47% in the first half of 2021 as compared to 2020. This rise also included an increase in the number of Large Open Interest Holders (which the CME defines as an entity that holds at least 25 contracts) during the first half of 2021 of more than 40% compared to 2020. In addition, the number of bitcoin addresses holding more than $1 of bitcoin, a rough proxy for the number of users of bitcoin, has increased 300x since 2010 and has increased by approximately 40% per year since the beginning of 2019. Bitcoin has increasingly been accepted not just by retail investors but also by large institutions. For example, insurance company MassMutual purchased $100 million worth of bitcoin for its general investment account last year, and Square Inc. purchased $50 million of bitcoin to hold on its balance sheet. This greater acceptance is likely to lead to even greater interest in bitcoin investing, including through the use of bitcoin futures contracts. Finally, the CME recently launched Micro Bitcoin futures, a micro-sized contract that represents one-tenth of one bitcoin (as opposed to the five bitcoins represented by an ordinary bitcoin futures contract). The CME announced that on June 25, 2021, just seven weeks after launch, the total Micro Bitcoin futures volume that had been traded to date surpassed one million contracts, the equivalent of 20,000 ordinary bitcoin futures contracts. The CME’s decision to launch Micro Bitcoin futures, which permits smaller investors to participate in the market, and the rapid growth of Micro Bitcoin futures trading show that interest in the bitcoin futures market continues to grow.

Third, the cash settlement of CME listed futures against the spot bitcoin market and increasing interest from institutional investors to arbitrage the futures basis should serve to prevent large dislocations in the futures market as volume increases. The fact that CME bitcoin futures contracts are cash-settled against the CME Bitcoin Reference Rate, which is a time-weighted average price of spot bitcoin prices over a one-hour period, means that, in practice, the futures price will tend to converge to the bitcoin spot price (in the form of the CME Bitcoin Reference Rate) at expiration, regardless of the volume of futures contracts traded, because of arbitrage. As a result, the price of bitcoin futures contracts is resistant to being dislocated by new entrants into the market because any divergence of the futures contract price from the spot price as expiration neared tends to be arbitraged away, as ultimately the futures would settle against the spot price. Moreover, data from the CFTC’s Commitment of Traders report indicates that institutional investors are interested and active in arbitraging the futures basis of bitcoin futures. The second chart in the Fund’s data submission, “OI Leveraged Funds,” is a graph based on the CFTC’s data that shows leveraged short open interest against the level of the futures basis. The Adviser believes that leveraged short open interest is a reasonable proxy for institutional investors (e.g., hedge funds) that have sold futures to capture the bitcoin futures basis arbitrage (i.e., by purchasing spot bitcoin at the lower spot price and selling a cash-settled CME bitcoin futures contract at the higher futures price, keeping the difference between the two as profit). The graph demonstrates that, historically, as the basis (contango) has increased, the

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leveraged short open interest has also risen, indicating an interest in capturing this arbitrage. The increased open interest acts to constrain the level of the basis. The Adviser believes that increasing interest in the basis arbitrage trade is a feature of a maturing and balanced futures market and has been a large factor in the downward trend in the bitcoin futures basis level over the past 18 months, and that it is reasonable to anticipate that this arbitrage activity will continue.

The most important constraint that would limit the size of the Fund’s exposure to bitcoin futures, as well as the size of other funds pursuing similar investment strategies, is the exchange position limit, which is currently 2,000 spot month futures contracts, with a single and all month accountability level of 5,000. These limits are imposed specifically to limit the size of any one investor’s exposure to bitcoin futures contracts and, as discussed above, will (at current levels) limit the maximum number of spot month futures contracts held by any fund to approximately 17% of today’s average daily volume. This limit, combined with the likely increase in futures volumes as a result of new market entrants, will help ensure that no fund becomes so large as to have material difficulty obtaining the futures contracts needed to pursue its investment strategy or to meet liquidity demands.

Regarding the potential for herd behavior, while it is possible that multiple funds pursuing an investment strategy similar to the Fund’s could exhibit herd behavior — for example if a large decrease in the price of bitcoin led to investor redemptions that required futures positions to be closed out — this risk is not unique to bitcoin futures contracts; similar herd behavior is possible among any group of funds that pursue a similar investment strategy. In addition, the entry of more funds into the market will generally mean an increase in the number of individual investors, each of whom makes decisions individually, which can reduce the chance that any particular group of investors would decide to exit an investment in the Fund or similar funds simultaneously. The entry of new funds into the bitcoin futures market may also, as discussed above, increase the trading volume of bitcoin futures contracts, which would help to dilute the impact of any herd behavior.

Regarding the Staff’s focus on market liquidity, as discussed above, the Fund’s size will be limited by exchange position limits. The Fund intends to close to new investment at or before the time that it would be required to exceed exchange position limits in order to maintain the Target Exposure. At present, this means the Fund is effectively capped at 2,000 or fewer spot month bitcoin futures contracts. At that maximum size, the Fund would represent approximately 17% or less of the current average daily trading volume in bitcoin futures contracts. The Fund does not generally anticipate needing to close out, sell or redeem an amount of futures contracts that would significantly affect the market value of such futures contracts, largely because of the significant percentage of net assets represented by cash and cash equivalents, but also because when the Fund trades out of futures contracts, even when rolling its entire position, the Fund intends to spread its trading out across multiple days to reduce its trading volume relative to the market as a whole. The Fund may also at times allow its existing futures contracts to expire before purchasing the next month’s contract rather than first selling the front month contract and purchasing the second month contract, which would further reduce the Fund’s overall trading volume. The Fund’s trading volume would also naturally be a smaller portion of the overall market during the roll period; in 2021, the average daily trading volume over

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the seven calendar days preceding the front month contract expiry has been approximately 25% greater than the overall daily average. The Fund’s Liquidity Risk Management Program classifies the liquidity of its bitcoin futures contracts based on, among other factors, the reasonably anticipated trading size and recent bitcoin futures contract trading volumes, so changes in the liquidity of the bitcoin futures market will be taken into account in managing the Fund’s liquidity risk. In addition, the Fund expects to invest approximately 50% of its net assets (25% of its total assets) in highly liquid cash and cash equivalents, which will provide a buffer in the event of liquidity issues in the bitcoin futures market.

Prospectus

Fund Summary

2.

Staff Comment: Please provide the Staff supplementally with a copy of the completed Annual Fund Operating Expenses table prior to effectiveness and explain how the Adviser estimated the expenses and determined the estimate was reasonable. Further, please confirm supplementally that the costs associated with the Subsidiary are reflected in the table.

Response: The completed expense table will read as follows:

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I		Class M

Management Fees	0.50%		0.50%

Distribution and/or Service (12b-1) Fees	None		0.15%

Other Expenses(1)	0.68%		0.68%

Total Annual Fund Operating Expenses	1.18%		1.33%

(Fee Waiver and/or Expense Reimbursement)(2)	(0.50%	)	(0.50%	)

Total Annual Fund Operating Expenses After (Fee Waiver/Expense Reimbursement)	1.18%		1.33%

(1)

Other Expenses are based on estimated amounts for the current fiscal year. Other Expenses includes 0.30% of interest expense incurred in the course of implementing the Fund’s investment strategy. Total Annual Fund Operating Expenses After (Fee Waiver/Expense Reimbursement) excluding such interest expenses are 0.88% for Class I Shares and 1.03% for Class M shares.

(2)

Through the one-year anniversary of the date the Fund commences investment operations, the Adviser (defined below) has contractually agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund or a Class thereof (including organizational and offering expenses, but excluding the Fund’s investment management fee, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest payments on borrowed funds, interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the Total Annual Fund Operating Expenses, other than Excluded Expenses, of the applicable Class to 0.50% for Class I shares and 0.65% for Class M shares of the average daily net assets attributable to such Class of shares. The Adviser shall be entitled to recoup in later periods expenses attributable to a Class that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Class of shares (including offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted

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to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed. The expense limitation agreement may only be modified by a majority vote of the trustees who are not “interested persons” of the Fund (as defined by the Investment Company Act of 1940, as amended (the, “1940 Act”)) and the consent of the Adviser.

The Adviser estimated the Fund’s expenses based on the Adviser’s experience managing multiple funds. The Adviser previously advised the NYDIG Bitcoin Strategy Fund (“BTCNX”), a closed-end interval fund with a substantially similar investment strategy. BTCNX invested in bitcoin futures contracts in order to obtain its Target Exposure of 100% of its net assets, and, like the Fund, had significant holdings of Cash and Fixed Income Investments that were intended to provide liquidity, to serve as collateral for BTCNX’s futures contracts and to support its use of leverage. The Adviser also relied on its experience advising other funds, in particular funds that are, like the Fund, series of Stone Ridge Trust, and its familiarity with the associated expenses. The Adviser determined its estimate was reasonable because it was based on the Adviser’s experience operating a fund with a substantially similar strategy, as well as other open-end funds. The Fund confirms that the costs associated with the Subsidiary are reflected in the table.

3.

Staff Comment: On page S-2, under “Principal Investment Strategies,” please revise the disclosure to explain in plain English what is meant where it says that the Fund will “have leveraged exposure to the value of bitcoin.” Please also explain supplementally whether the Fund will be leveraged solely as a result of its investments or if there are other forms of leverage or borrowings that the Fund will use. If so, please disclose those additional forms of leverage in the prospectus.

Further, considering that the Fund has a potential leverage of 125%, please revise the disclosure to discuss the factors considered in determining the amount of leverage used by the Fund.

Response: The Fund will be leveraged as a result of its investments in bitcoin futures contracts and its use of reverse repurchase agreements, and may also obtain leverage in the form of borrowings, which would typically be in the form of loans from banks, may be on a secured or unsecured basis and at fixed or variable rates of interest. The disclosure on page S-2 has been revised accordingly in response to the Staff’s comments as follows:

The Fund seeks to invest in bitcoin-related investments so that the total value of the bitcoin to which the Fund has economic exposure is between 100% and 125% of the net assets of the Fund (the “Target Exposure”). The Fund’s Target Exposure will generally not be changed based on the daily price changes of bitcoin or the Fund’s bitcoin-related investments. There can be no assurance that the Fund will be able to achieve or maintain the Target Exposure. The Fund generally expects to seek to maintain exposure to the value of bitcoin equal to 100% of its net assets, but may increase such exposure to try to offset any negative futures basis that may exist, although the Fund is not required to do so. “Futures basis” refers to the difference between the current market value of bitcoin (the “spot” price) and the price of the cash-settled bitcoin futures contracts. A negative futures basis exists when cash-settled bitcoin futures contracts generally trade at a premium to

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the current market value of bitcoin. If a negative futures basis exists, the Fund’s investments in bitcoin futures contracts will generally underperform a direct investment in bitcoin. The Fund may also experience tracking error (i.e., the Fund may underperform a direct investment in bitcoin) for other reasons. To the extent that the Fund’s economic exposure to bitcoin exceeds 100% of the net assets of the Fund, the Fund will generally have leveraged exposure to the value of bitcoin. This means that any changes in value of bitcoin will generally result in proportionally larger changes in the Fund’s NAV. As a result, the Fund would have the potential for greater losses than if the Fund’s exposure to the value of bitcoin were unleveraged.

The Fund may also obtain leverage in the form of borrowings, which would typically be in the form of loans from banks, may be on a secured or unsecured basis and at fixed or variable rates of interest. The value of an investment in the Fund will be more volatile and other risks tend to be compounded to the extent that the Fund is exposed to leverage. See “Investment Objective, Strategies and Risks — Risks of Investing — Borrowing and Leverage Risk” below.

4.	Staff Comment: On page S-2, under “Bitcoin Futures Contracts,” please revise the disclosure to describe the Fund’s futures strategy in further detail.

Response: The Fund’s futures strategy consists of purchasing and holding bitcoin futures contracts. The Fund generally does not intend to close out, sell or redeem its futures contracts except to meet redemption requests or to roll its futures position. The disclosure has been revised as follows:

The Fund seeks to achieve the Target Exposure by purchasing bitcoin futures contracts. Futures contracts are financial contracts the value of which depends on, or is derived from, the underlying reference asset. In the case of bitcoin futures contracts, the underlying reference asset is bitcoin. Futures contracts may be physically-settled or cash-settled. The only futures contracts in which the Fund invests are cash-settled bitcoin futures contracts traded on commodity exchanges registered with the CFTC. “Cash-settled” means that when the relevant futures contract expires, if the value of the underlying asset exceeds the futures contract price, the seller pays to the purchaser cash in the amount of that excess, and if the futures contract price exceeds the value of the underlying asset, the purchaser pays to the seller cash in the amount of that excess. In a cash-settled futures contract on bitcoin, the amount of cash to be paid is equal to the difference between the value of the bitcoin underlying the futures contract at the close of the last trading day of the contract and the futures contract price specified in the agreement. The Chicago Mercantile Exchange (the “CME”) has specified that the value of bitcoin underlying bitcoin futures contracts traded on the CME will be determined by reference to a volume-weighted average of bitcoin trading prices on multiple bitcoin trading venues. The Fund generally does not intend to close out, sell or redeem its futures contracts

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except (i) to meet redemptions or (ii) when a bitcoin futures contract is nearing expiration, at which point the Fund will generally sell it and use the proceeds to buy a bitcoin futures contract with a later expiration date in order to maintain its futures exposure. This is commonly referred to as “rolling”.

5.

Staff Comment: On page S-3, under “Pooled Investment Vehicles,” the Fund discloses that it may invest in pooled investment vehicles that invest in bitcoin. Please disclose the specific types of investment vehicles the Fund will invest in as a principal strategy, confirming that no more than 15% will be in private funds. Please also provide the Staff supplementally with the names of the pooled investment vehicles to which the Fund anticipates making allocations. The Staff will consider such vehicles closely with respect to their liquidity, valuation and custody implications, as outlined in the January 18, 2018 letter sent by Dalia Blass.

Response: The Fund has not yet identified specific pooled investment vehicles in which it intends to invest. Any such investment will be subject to the availability of suitable investments in the market. The Fund confirms supplementally that no more than 15% of the Fund’s assets will be invested in private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act in the aggregate. The implications of such investments with respect to liquidity, valuation and custody will depend on the specific pooled investment vehicles in which the Fund determines to invest. For example, pooled investment vehicles that invest in bitcoin currently offer a variety of liquidity terms, including vehicles that do not trade but offer daily, weekly, monthly or quarterly redemptions, and vehicles that do not offer redemptions but that trade in a secondary market.

6.

Staff Comment: On page S-3 the Subsidiary is mentioned for the first time, but it is not defined. Please revise the disclosure so that the definition and explanation of the Subsidiary appears where it is first mentioned.

Response: The requested change has been made.

7.

Staff Comment: On page S-3, under “Passive Investment Risk,” the disclosure says that “the Adviser will generally not seek to change the Fund’s Target Exposure based on daily price changes.” Please revise the disclosure so that this concept is explained in the “Principal Investment Strategies” section of the Summary.

Response: The requested change has been made.

8.

Staff Comment: Please consider retitling “Risk Related to Bitcoin” on page S-3 to “Risk to the Bitcoin Market in General.” Further, please include in the Summary a summary of the general risks associated with bitcoin investments, including volatility, fraud, its unregulated nature, concentration in the bitcoin market, miner collusion, theft and manipulation.

Response: The requested change has been made.

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9.

Staff Comment: Please disclose the specific risks associated with investing in bitcoin futures as a separate risk factor. In doing so, please review the June 10 CFTC/SEC Investor Bulletin on “Funds Trading in Bitcoin Futures” and disclose in this risk factor, as appropriate, the risks outlined in the bulletin (e.g., valuation, volatility, investor risk tolerance, costs, fraud, etc.).

In addition, are there any unique contango/rollover risks with bitcoin futures investing? Please address how the Fund’s strategy and risk management programs address contract expirations and roll overs.

Please also discuss the impact of CME position limits and accountability levels of bitcoin futures contracts on the Fund’s ability to pursue its investment strategy and any implications for the Fund’s ability to meet the requirements of the 1940 Act and the rules thereunder.

Response: The disclosure has been revised to include “Bitcoin Futures Contract Risk” as a standalone risk factor, and to disclose, as appropriate, the risks outlined in the Investor Bulletin.

The Adviser does not believe there are any unique contango/rollover risks with bitcoin futures investing as compared to other futures markets. There are a wide variety of existing investment vehicles with exposure to contango/rollover risks. For example, the Proshares K-1 Free Crude ETF (“OILK”) obtains exposure to the price of oil through crude oil futures. There are roll costs associated with its investment strategy, and the oil futures market has often been in contango. As a result, since September 30, 2016 until June 30, 2021, OILK has underperformed spot WTI crude oil returns by approximately 17% annually. Similarly, the United States Oil Fund ETF (“USO”) also obtains exposure to the price of oil through crude oil futures and has similarly underperformed spot WTI crude oil returns by approximately 14% annually since 2006. The Adviser believes this potential underperformance is a natural result of market dynamics in which oil futures holders pay a premium to avoid the inconvenience associated with owning and storing physical barrels of oil. Similarly, in the bitcoin futures market, futures holders pay the futures basis to avoid the inconvenience associated with direct ownership and custody of spot bitcoin. The Fund’s prospectus discloses that the bitcoin futures market can also be in contango, and that there are generally costs associated with rolling bitcoin futures contracts, similar to what is experienced in other futures markets. The Fund intends to limit its exposure to expiration risk by rolling the front month futures in advance of the expiration date/time.

As discussed above, the CME position limit of 2,000 spot month contracts will cap the size of the Fund by limiting the amount of net assets the Fund can have and still obtain the Target Exposure by investing in bitcoin futures contracts. As of June 30, 2021, this would limit the Fund’s maximum net assets to approximately $347 million, and the Fund expects to close to new investment at or before the time that it would be required to exceed exchange position limits in order to maintain the Target Exposure, which would ensure that the position limit does not negatively impact the Fund’s ability to pursue its investment strategy (e.g., by preventing the Fund from obtaining exposure to the price of bitcoin equal to the Target Exposure). The Fund does not believe the CME position limits or

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accountability levels will have any implications for the Fund’s ability to meet the requirements of the 1940 Act and the rules thereunder.

10.

Staff Comment: On page S-3, under “Pooled Investment Vehicle Risk,” the Fund discloses that that “such pooled investment vehicles are subject to risk with respect to the custody of their bitcoin holdings, and additional risks.” Please consider whether any of the “additional risks” referred to are principal risks and should they be disclosed in the Summary.

Response: The Fund has revised the disclosure on page S-3 as follows:

Pooled Investment Vehicle Risk. The Fund’s investments in pooled investment vehicles that invest in bitcoin are subject to the bitcoin-related risks described herein. In addition, such pooled investment vehicles are subject to risk with respect to the custody of their bitcoin holdings~~, and additional risks~~. As an investor in a pooled investment vehicle, the Fund will generally have no right or power to take part in the management of the vehicle, and no assurance can be given that the vehicle will be successful in achieving its investment objective. Private pooled investment vehicles that invest in bitcoin are generally not registered investment companies under the 1940 Act, the Securities Act of 1933, as amended or any state securities laws, and therefore, investors (like the Fund) will not benefit from the same protections and restrictions afforded under such laws. The Fund will also be subject to management fees and other expenses for its investments pooled investment vehicles.

11.

Staff Comment: On page S-4, under “Target Exposure and Rebalancing Risk,” please revise the disclosure to briefly address the circumstances that might cause the Fund to have difficultly achieving or maintaining the Target Exposure.

Response: The Fund has revised the disclosure on page S-4 as follows:

Target Exposure and Rebalancing Risk. Although the Fund seeks to achieve and maintain exposure to bitcoin equal to the Target Exposure, it is possible in certain circumstances that the Fund may not succeed in achieving or maintaining this exposure, possibly maintaining substantially lower exposure for extended periods of time. This could happen if the Fund’s futures commission merchants (“FCMs”) or the exchange increase the amount of collateral the Fund is required to post to the point that the Fund is not able to purchase sufficient futures contracts to reach the Target Exposure or if the futures contracts held by the Subsidiary do not have sufficient exposure to bitcoin to reach the Target Exposure without the Fund having to invest more than 25% of its total assets in the Subsidiary. There can be no assurance that the Fund’s FCM(s) or the exchange will not increase the amount of collateral the Fund is required to post, thereby causing the Fund to reduce its exposure to bitcoin.

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12.

Staff Comment: For purposes of Rule 22e-4(b)(1) under the 1940 Act, please supplementally inform the Staff how the Fund intends to classify its bitcoin-related investments with respect to liquidity and why. Please also inform the Staff of the Fund’s liquidity management plan generally. This should include the Fund’s plan during both normal and reasonably foreseeable stressed conditions. Please also supplementally confirm the Fund’s compliance with Rule 22e-4(b)(1)(i) and the basis of the Board’s determination that the Fund’s strategy is appropriate for an open-end structure. In responding to this comment, please consider that in addition to the Fund, others will likely be entering the market as well. We note the disclosure of liquidity risk from later in the prospectus:

In addition, even if bitcoin futures contract volumes remain constant or increase, liquidity may decrease at certain times if the demand for bitcoin futures contracts outstrips the supply. If other market participants who invest in bitcoin futures contracts, including other funds with similar strategies, were to attempt to close out their positions at the same time as the Fund (for example, when the Fund is closing out positions to meet redemption requests), there may not be sufficient liquidity in the bitcoin futures market for the Fund to close out its positions at the time, or for the price, it would like, which would adversely affect an investment in the Fund. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract.

Response: The Fund intends to classify its bitcoin-related investments based on the amount of time the Fund reasonably expects to be able to convert such investments into cash or otherwise sell or dispose them, as applicable, without the conversion, sale or disposition significantly changing the market value of such investments. For example, to classify its bitcoin futures contracts, the Fund will consider the amount of such contracts it reasonably anticipates trading, the average daily trading volume in the market for such contracts and the portfolio managers’ and the Adviser’s experience in trading different quantities of these and similar futures contracts and the resulting impact on their market value. Based on these factors and the Fund’s anticipated maximum size as a result of CME position limits discussed above in response to Staff Comments 1 and 9, the Fund currently expects to classify its bitcoin futures contracts as highly liquid.

The Fund’s liquidity management plan is designed to address the liquidity risk disclosed in the prospectus, and generally involves investing a substantial majority of its net assets in instruments that it currently expects will be classified as highly liquid. In particular, as disclosed in the prospectus, the Fund expects to have significant holdings of Cash and Fixed Income Investments intended to, among other things, provide liquidity. For example, the Fund currently expects that approximately 50% of its net assets will be made up of cash and cash equivalents. The Fund expects this to be the case under both normal and stressed conditions.

The Fund confirms supplementally that it is in compliance with Rule 22e-4(b)(1)(i). The Fund’s determination that its strategy is appropriate for an open-end structure is based on, among other things, the Fund’s expectation that a substantial majority of its investments will be classified as highly liquid, including approximately 50% of its net assets that are

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expected to be invested in cash and cash equivalents, and the results of a value-at-risk analysis that suggests that potential Fund losses will be within levels that are not expected to impede the Fund’s ability to timely satisfy redemption requests. The Fund further expects to limit its exposure to any one issuer of fixed income investments such that its position will be small enough that liquidating such position is not expected to significantly affect the market value of such investment. The Board received and reviewed information regarding the Fund’s liquidity profile and liquidity risk management practices and took this information into consideration in connection with its approval of the Fund’s organization.

In addition, the Fund’s determination is based on the Fund’s expectation that the entry of others into the bitcoin futures contract market will generally lead to increased liquidity, in that the increased demand will incentivize existing sellers of bitcoin futures contracts to increase their activity and new sellers to enter the market. Even if this is not the case, as discussed in response to Staff Comments 1 and 9 above, the existing position limits will naturally limit the Fund’s position in spot month bitcoin futures contracts to a maximum of approximately 17% of the average daily trading volume in bitcoin futures contracts year-to-date. As noted above, the 50% of the Fund’s net assets invested in cash and cash equivalents should provide ample liquidity to meet reasonably anticipated redemption requests. However, in the event the Fund needed to close out, sell or redeem bitcoin futures contracts in order to meet redemption requests, the Fund does not generally anticipate, based on the Adviser’s experience advising other registered funds and its knowledge of the bitcoin and bitcoin futures markets, needing to close out, sell or redeem an amount of futures contracts that would significantly affect the market value of such futures contracts.

13.

Staff Comment: On page 17, there is disclosure noting that a number of bitcoin exchanges have been closed due to fraud, failure or security breaches where customers were not compensated. Please include a summarized version of this disclosure under “Principal Investment Risks” in the Summary.

Response: The requested change has been made.

Investment Objective, Strategies and Risks

14.

Staff Comment: Please revise the disclosure under “Investment Objective and Principal Investment Strategies” on page 1 to briefly address the investment analysis and risks associated with the Fund’s 40% allocation to investment-grade fixed income securities, including the duration of this portion of the portfolio and the attributes the Fund will consider when making these investments. Please also discuss how they will contribute to Fund returns or otherwise play a role in portfolio construction.

Response: The disclosure on page 1 has been revised as shown below to address the investment analysis associated with the Fund’s investment-grade fixed income securities and how they will contribute to Fund returns or otherwise play a role in portfolio construction. The Fund respectfully notes that the risks of investing in fixed income securities are already disclosed under “Investment Objective, Strategies and Risks—Risks of Investing—Debt Investing Risk.”

Confidential Treatment Requested by Stone Ridge Trust

SR12

The Stone Ridge Bitcoin Strategy Fund seeks capital appreciation. The Fund pursues its investment strategy primarily by investing in bitcoin futures contracts and in pooled investment vehicles that invest directly or indirectly in bitcoin (collectively, “bitcoin-related investments”). The Fund does not invest in bitcoin or other digital assets directly. In addition, the Fund expects to have significant holdings of cash, U.S. government securities, mortgage-backed securities issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises of the U.S. government (whether or not the securities are U.S. government securities, “Agency MBS”), municipal debt securities, money market funds and investment grade securities issued by foreign governments, supranational entities and, to a lesser extent, corporations (the “Cash and Fixed Income Investments”). The Cash and Fixed Income Investments are intended to provide liquidity, to serve as collateral for the Fund’s futures contracts and to support the Fund’s use of leverage. In selecting fixed income investments, the Fund will generally seek to invest in high-quality fixed income securities that offer a combination of liquidity and yield that the Fund considers favorable while having a maturity of five years or less, though the Fund may invest in fixed income securities with a longer maturity from time to time. The Fund’s investments in fixed income securities are expected to have an incremental impact on Fund returns and will serve as both potential sources of liquidity and as collateral for the Fund’s use of leverage through reverse repurchase agreements. ~~The Fund does not invest in bitcoin or other digital assets directly.~~

15.

Staff Comment: The section entitled “Bitcoin” beginning on page 1 contains a lengthy discussion of bitcoin, but we note that the Fund is not investing directly in bitcoin, only bitcoin futures and pooled investment vehicles that invest in bitcoin. Please revise this disclosure to present this discussion in the context of the Fund’s investments.

Response: The requested change has been made.

16.

Staff Comment: In respect of the first chart that appears on page 4, please revise the disclosure to highlight the difference between the return on the price of bitcoin versus bitcoin futures and explain the reasons for the divergence (such as the costs of futures investing). Further, please provide the Staff supplementally with this table updated with data through May 19, 2021, and please revise the tables in the disclosure to use data through at least June 30, 2021. Please explain supplementally how the Fund would have been impacted if it had been operating on May 19, 2021.

In addition, please revise footnote 1 to this chart to clearly explain in plain English what the “Maximum Price Range” is, and state expressly that it is not a return measurement.

Finally, please explain the significance of the annualized volatility percentages mentioned in the chart. In other words, please explain the significance of this chart in plain English.

Confidential Treatment Requested by Stone Ridge Trust

SR13

Response: The Fund respectfully submits that the reason for the difference between the return on the price of bitcoin versus bitcoin futures is adequately disclosed in the discussion of futures basis in the second paragraph of page 1, under “Investment Objective and Principal Investment Strategies,” and therefore no revisions are necessary.

Below is a version of this table updated with data through May 19, 2021:

Asset	Symbol	Start Price	Low Price	High Price	End Price	Maximum Price Range(1)	Daily Return Volatility(2)
Bitcoin(3)	BTC	$7,145	$3,906	$64,889	$39,428	42.90%	70.33%
Bitcoin Futures	BTC	$7,210	$4,210	$65,520	$39,340	36.14%	74.48%
(1)

Maximum Price Range is calculated by first adding together the highest and lowest price for the relevant business day and dividing by two to determine the daily mid-point price. Next, the day’s low price is subtracted from the day’s high price to determine the maximum daily price change. The “Maximum Price Range” is equal to the maximum daily price change expressed as a percentage of the daily mid-point price. Maximum Price Range shows the maximum peak-to-trough daily price change as a percentage of the mid-point price for each business day, and is meant to illustrate the intraday volatility of bitcoin and bitcoin futures contracts. It is not a measure of investment returns.

(2)	Daily Return Volatility is the standard deviation of daily (4 p.m. to 4 p.m.) price returns on business days, annualized by a 252-day factor.
(3)	Prices represented by the 4pm Coindesk Bitcoin Price Index.
(4)	Prices represented by the daily CME settlement prices.

The Fund has revised the table in the prospectus to use data through June 30, 2021.

Regarding how the Fund would have been affected if it had been operating on May 19, 2021, BTCNX, a closed-end interval fund advised by the Adviser with a substantially similar investment strategy to the Fund, was in fact operating on May 19, 2021. On such date, the spot bitcoin return (as measured from the 4pm close on the prior day to the 4pm close on May 19, 2021) was -8.94%. The return of BTCNX on May 19, 2021 was -9.29%, slightly worse than the return for spot bitcoin because of the somewhat higher volatility of bitcoin futures prices as compared to the volatility of spot bitcoin prices. The Fund expects that it would have had a very similar return to that of BTCNX on May 19, 2021 if it were operating at a Target Exposure of 100%, and if it had been operating at the maximum Target Exposure of 125%, it expects that it would have had a correspondingly more negative return of approximately -11.6%. In either case, the Fund would not have experienced any difficulty in meeting margin calls, maintaining sufficient liquidity to meet redemption requests under normal or reasonably stressed conditions or otherwise pursuing its investment strategy in accordance with the requirements of the 1940 Act.

In response to this Comment 16, footnote 1 of the chart has been revised as follows:

Maximum Price Range is calculated by first adding together the highest and lowest price for the relevant business day and dividing by two to determine the daily mid-point price. Next, the day’s low price is subtracted from the day’s high price to determine the maximum daily price change. The “Maximum Price Range” is equal to the maximum daily price change expressed as a percentage of the daily mid-point price. Maximum Price Range shows the maximum peak-to-trough daily price change as a percentage of the mid-point price for each business day, and is meant to illustrate the intraday volatility of bitcoin and bitcoin futures contracts. It is

Confidential Treatment Requested by Stone Ridge Trust

SR14

not a measure of investment returns ~~computed by first calculating the price range for each day as a percentage of the day’s midpoint price, and then selecting the highest such price range~~.

The disclosure has been revised to explain in plain English the significance of the annualized volatility percentages mentioned in the chart, as follows:

Bitcoin and bitcoin futures contracts have generally exhibited high price volatility relative to traditional asset classes. The table below provides historical information about the price and volatility of bitcoin and bitcoin futures contracts for the period from January 1, 2020 through ~~April~~ June 30, 2021. The column labeled “Daily Return Volatility” shows the standard deviation of daily (4 p.m. to 4 p.m.) price returns on business days, annualized by a 252-day factor for both bitcoin and bitcoin futures contracts. It shows that a one standard deviation move in a year is 71.93% for spot bitcoin and 75.77% for bitcoin futures contracts, which means that it is reasonably likely that the price of bitcoin and bitcoin futures contracts will increase or decrease by a large percentage during any given year.

17.

Staff Comment: With respect to the second chart that appears on page 4, which contains volume and open interest data, please revise the narrative description of this chart to explain what it shows in plain English, including the significance of this information to investors.

Response: The disclosure has been revised as follows:

The following table shows the aggregate annual trading volume for bitcoin across the three largest NYDFS-licensed exchanges, as well as the aggregate annual trading volume and average daily open interest (i.e., the average total number of bitcoin futures contracts held by market participants at the end of each trading day) for bitcoin futures contracts on the CME. The bitcoin data shown is for trading volumes of bitcoin against U.S. dollars and excludes trading transactions of bitcoin against other digital assets (e.g., Tether) or other fiat currencies (e.g., euros). As the data in the table illustrates, the trading volume in both spot bitcoin and CME bitcoin futures contracts has increased substantially over the past five years, which indicates that these markets have grown rapidly and have become increasingly more liquid. However, ~~T~~there can be no assurance as to the future liquidity of bitcoin or bitcoin futures contracts.

18.

Staff Comment: With respect to the graph on page 5 that shows the movements in the prices of spot bitcoin and bitcoin futures, please revise the disclosure to clarify that spot bitcoin is the market price of bitcoin.

Response: The requested change has been made.

19.	Staff Comment: We note the discussion of the futures basis (i.e., the difference between the current market value of spot bitcoin and the price of cash-settled bitcoin futures

Confidential Treatment Requested by Stone Ridge Trust

SR15

contracts) on page 19 under “Futures Contract Risk.” Please revise the prospectus to discuss this concept in the Summary.

Response: The requested change has been made.

20.	Staff Comment: With regard to the Subsidiary, please:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Fund confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

b.

Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. Since the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Fund confirms that the Adviser, as sole investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15 as investment adviser to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment. The Fund confirms that it will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the Fund’s registration statement.

c.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Disclose the custodian of the Subsidiary.

Response: The Fund confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The Subsidiary has the same custodian as the Fund, U.S. Bank, N.A.. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

d.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Confidential Treatment Requested by Stone Ridge Trust

SR16

Response: The principal investment strategies and principal risks already disclosed in PEA No. 76 appropriately reflect the aggregate operations of the Fund and the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

e.	Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Fund so confirms.

f.

Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

21.

Staff Comment: Please consider whether the high margins associated with bitcoin futures contracts affect the Fund’s ability to meet its Target Exposure. If so, please disclose this under “Target Exposure, Borrowing and Leverage” on page 7.

Response: The Disclosure under “Target Exposure, Borrowing and Leverage” has been revised as follows:

In addition, the Fund’s actual exposure to bitcoin at any particular point in time may be less than the Target Exposure, and may be materially less. This could happen if the Fund’s FCMs or the exchange increase the amount of collateral the Fund is required to post to the point that the Fund is not able to purchase sufficient futures contracts to reach the Target Exposure or if the futures contracts held by the Subsidiary do not have sufficient exposure to bitcoin to reach the Target Exposure without the Fund having to invest more than 25% of its total assets in the Subsidiary. At any time at which the Fund’s exposure to bitcoin is less than the Target Exposure – i.e., less than 100% of the Fund’s net asset value – any changes in value of bitcoin will generally result in proportionally smaller changes in the Fund’s NAV. At any time at which the Fund’s exposure to bitcoin is greater than 100% of the Fund’s net asset value, any changes in value of bitcoin will generally result in proportionally larger changes in the Fund’s NAV. In addition, because the Fund does not invest directly in bitcoin, the Fund is exposed to futures basis and to tracking error, so any changes in value of bitcoin may result in proportionally smaller or larger changes in the value of the Fund’s bitcoin-related investments. As a result, there can be no assurance that

Confidential Treatment Requested by Stone Ridge Trust

SR17

changes in the value of the Fund resulting from the Fund’s investments will track changes in the value of bitcoin.

22.

Staff Comment: The prospectus states on page 7 that the Fund’s investments in futures contracts and reverse repurchase agreements will be treated as “derivatives” under Rule 18f-4 under the 1940 Act, and that the Fund has adopted and implemented a derivatives risk management program to govern its use of derivatives. Please explain supplementally the elements of the Fund’s derivatives risk management program, including whether the Fund is complying with the relative or absolute VaR test.

Response: [Redacted – Confidential Treatment Requested]

23.

Staff Comment: On page 8, the Fund discloses that its “investment objective and policies may be changed without shareholder approval unless an objective or policy is identified in the prospectus or in the Statement of Additional Information as ‘fundamental.’” Please clarify in the disclosure whether any notice to shareholders will be provided.

Response: If the Fund were to effect such a change, the Fund does not currently intend to provide advance notice before doing so. The disclosure has been revised to clarify this point.

24.

Staff Comment: On page 9, under “Passive Investment Risk,” the Fund discloses that “if the Fund’s bitcoin-related investments are declining in value, the Fund generally will not close out, sell or redeem its positions except in order to meet redemption requests.” Please revise to include this disclosure in the Summary.

Response: The requested change has been made.

25.

Staff Comment: We note that there is a lengthy discussion about risks relating to future bitcoin regulation on pages 14-16. Please consider whether this discussion is excessive or unbalanced when compared to other risks to the Fund and its investors.

Response: The Fund has revised this discussion to shorten it.

26.

Staff Comment: On page 19, the Fund discloses that the “CFTC and exchanges have established speculative position limits on the maximum speculative position that any person, or group of persons acting in concert, may hold or control in particular futures contracts. Under current regulations, other accounts managed by the Adviser are combined with the positions held by the Fund under the Adviser’s management for position limit purposes.” Please explain supplementally whether these position limits present a practical constraint on the Fund or, if not, at what level they would. If it does present a constraint, please explain supplementally whether this constraint relates to the other accounts managed by the Adviser and how it will limit the Fund. Further, if the Fund is limited or constrained, does this also impact how trade allocations are made and create conflicts among the Fund and other accounts? If so, please consider whether further disclosure is needed.

Confidential Treatment Requested by Stone Ridge Trust

SR18

Response: As discussed above in responses to Staff Comments 1 and 9, these position limits present a practical constraint on the Fund, in that the current position limit is 2,000 spot month bitcoin futures contracts. Practically speaking, this limits the size of the Fund because the Fund seeks to maintain exposure to the price of bitcoin equal to at least 100% of its net assets. As of June 30, 2021, the 2,000-contract position limit would provide notional exposure to bitcoin equal to $347 million, which means the Fund’s net assets would be limited to $347 million unless the Fund also invested some of its assets in pooled investment vehicles that invest in bitcoin. However, as discussed above in response to Staff Comment 5, the Fund has not yet identified specific pooled investment vehicles in which it intends to invest, and any such investment will be subject to the availability of suitable investments in the market.

This constraint applies to the Fund as well as other accounts required to be aggregated for position limit purposes, which means the maximum number of spot month contracts held by the Fund will typically in practice be less than 2,000 contracts. The Adviser and its affiliates have developed procedures to monitor the aggregate position to ensure that the position limits are not exceeded. The Adviser does not believe that this constraint creates conflicts among the Fund and other accounts, because the Fund would limit its size in order to prevent any shortfall in investments from preventing the Fund from reaching its minimum Target Exposure. As such, the Fund does not believe any further disclosure is needed.

27.

Staff Comment: On page 22 the Fund discloses that “[t]he volatility of the price of bitcoin also makes it more likely that the futures exchange circuit breaker will be triggered, which could restrict the liquidity of the bitcoin futures contract market, preventing the Fund from trading its bitcoin futures contracts at the time or price it would like, and potentially causing the price of such contracts to deviate substantially from the price of bitcoin.” Please explain supplementally how the valuation policies and procedures address such circuit breakers. If a circuit breaker is triggered at or near the end of the trading day, how would the Fund come up with a fair value for its bitcoin futures contracts? In addition, how does the Fund’s liquidity risk management program address this potential limitation on the liquidity of the bitcoin futures?

Response: The Fund’s Board of Trustees has approved procedures pursuant to which the Fund values its investments (the “Valuation Procedures”). The Board has established an Adviser Valuation Committee made up of employees of the Adviser to which the Board has delegated responsibility for overseeing the implementation of the Valuation Procedures, including fair value determinations made on behalf of the Board. In the event that market quotations for the Fund’s bitcoin futures contracts are not readily available or are deemed to be unreliable (e.g., if the futures exchange circuit breaker is triggered at or near the end of the trading day), then the investments will be fair valued in good faith as determined by the Adviser Valuation Committee in accordance with the Valuation Procedures. The Adviser Valuation Committee expects that it would seek to fair value the bitcoin futures contracts by adjusting the settlement price of the bitcoin futures contracts from the previous trading day by the 4pm to 4pm day-over-day change of an appropriate benchmark bitcoin spot index.

Confidential Treatment Requested by Stone Ridge Trust

SR19

Under the Fund’s liquidity risk management program, a market closure or halt in trading constitutes one of the considerations relevant to the required classification of investments into the four liquidity categories. In such circumstances, the administrators of the program would typically determine, based on the length of the closure, whether the Fund would be able to convert the bitcoin futures contracts to cash in three business days or less without significantly changing the market value of the investment. If not, the program administrators would reclassify the liquidity of the futures contracts as appropriate. In addition, the Fund has sufficient liquid assets, other than the bitcoin futures contracts themselves, to meet reasonably anticipated redemption requests under current and reasonably foreseeable stressed market conditions. For example, the Fund expects to invest approximately 50% of its net assets (25% of its total assets) in highly liquid cash and cash equivalents, which will provide a buffer in the event of liquidity issues in the bitcoin futures market

28.

Staff Comment: On page 23 the Fund discloses that its reverse repurchase agreements may be cash-settled or physically-settled. Please revise the disclosure to explain the difference between cash-settled and physically-settled reverse repurchase agreements in plain English.

Response: The reference to “cash-settled” versus “physically-settled” reverse repurchase agreements was an error and the disclosure has been revised to correct it.

29.	Staff Comment: Please explain supplementally how the Fund’s compliance with Rule 18f-4 may constrain the Fund’s investment strategy and/or increase costs.

Response: The Fund’s compliance with Rule 18f-4 does not constrain the Fund’s investment strategy because the Fund only seeks a Target Exposure between 100% and 125% of its net assets. However, the Fund’s compliance with Rule 18f-4 may increase costs. For example, the Fund has incurred greater legal expenses in connection with implementing its derivatives risk management program, and if in the future the Fund determined to hire third-party consultants to assist in managing derivatives risk, costs would further increase.

Management and Organization

30.

Staff Comment: On page 27, the Fund discloses that it is not advised or sub-advised by New York Digital Investment Group LLC or any of its subsidiaries (collectively, “NYDIG”). Please comment in correspondence why the Fund believes having NYDIG in the name is not misleading as it has no role in managing the Fund.

Response: The name of the Fund has been changed to “Stone Ridge Bitcoin Strategy Fund.” As a result, the Fund respectfully submits that this comment has been mooted.

Statement of Additional Information

Management of the Fund

Confidential Treatment Requested by Stone Ridge Trust

SR20

31.

Staff Comment: Please advise supplementally whether the code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to preclear these transactions. In addition, please explain supplementally how the code of ethics addresses bitcoin-related investment and the potential impact to the Fund. Does the code of ethics or other conflicts policies apply to the Fund’s affiliates?

Response: The controls in the code of ethics adopted by the Trust and the Adviser (the “Code”), which include requirements to preclear transactions and to submit periodic transaction and holding reports, apply to a variety of instruments, including bitcoin and derivatives thereon. The Code of Ethics applies to the Fund’s affiliates, including the Adviser’s affiliate, New York Digital Investment Group LLC and its subsidiaries, which engage in a broad range of business activities relating to bitcoin. More generally, the Adviser and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest, including between the Fund and NYDIG. One way in which the Adviser addresses potential conflicts of interest between the Fund and NYDIG is by implementing an information barrier designed to prevent the sharing of sensitive information between personnel who carry out trading or portfolio management responsibilities for the Fund, on one hand, and personnel who carry out similar responsibilities for NYDIG, on the other.

Tax Status

32.

Staff Comment: On page 24, there is reference in the tax disclosure to options, forward contracts, swap agreements, hedges and straddles. Please explain supplementally whether the Fund will invest in such transactions, and if so, please revise to so disclose.

Response: The Fund has revised the tax disclosure to remove references to options, forward contracts, swap agreements, hedges and straddles, which the Fund does not currently intend to use.

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Lizzie Gomez, Stone Ridge Asset Management LLC

Confidential Treatment Requested by Stone Ridge Trust

SR21